UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*



                      AFFIRMATIVE INSURANCE HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    008272106
      --------------------------------------------------------------------
                                 (CUSIP Number)


                                December 4, 2007
      --------------------------------------------------------------------
             (Date of Event that Requires Filing of this Statement)




Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

     [   ] Rule 13d-1(b)
     [ x ] Rule 13d-1(c)
     [   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 008272106
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1.       NAME OF REPORTING PERSON

         Long Meadow Holdings, L.P.
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
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4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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         AGGREGATE AMOUNT           5.      SOLE VOTING POWER                  0
         OF SHARES                  --------------------------------------------
         BENEFICIALLY               6.      SHARED VOTING POWER          800,000
         OWNED BY                   --------------------------------------------
         REPORTING                  7.      SOLE DISPOSITIVE POWER             0
         PERSON                     --------------------------------------------
                                    8.      SHARED DISPOSITIVE POWER     800,000
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:

         800,000
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES   [   ]
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.2%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

         PN
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                                     - 2 -

--------------------------------------------------------------------------------
CUSIP No. 008272106
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1.       NAME OF REPORTING PERSON

         Jonathan W. Old, III
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
         AGGREGATE AMOUNT           5.      SOLE VOTING POWER                  0
         OF SHARES                  --------------------------------------------
         BENEFICIALLY               6.      SHARED VOTING POWER          800,000
         OWNED BY                   --------------------------------------------
         REPORTING                  7.      SOLE DISPOSITIVE POWER            0
         PERSON                     --------------------------------------------
                                    8.      SHARED DISPOSITIVE POWER     800,000
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

         800,000
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES   [   ]
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.2%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 008272106
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON

         Michael J. Moss
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
         AGGREGATE AMOUNT           5.      SOLE VOTING POWER             56,790
         OF SHARES                  --------------------------------------------
         BENEFICIALLY               6.      SHARED VOTING POWER          832,912
         OWNED BY                   --------------------------------------------
         REPORTING                  7.      SOLE DISPOSITIVE POWER        56,790
         PERSON                     --------------------------------------------
                                    8.      SHARED DISPOSITIVE POWER     832,912
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

          889,702
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES   [ ]
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.8%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 008272106
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON

         Long Meadow Investors, LLC
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
         AGGREGATE AMOUNT           5.      SOLE VOTING POWER                  0
         OF SHARES                  --------------------------------------------
         BENEFICIALLY               6.      SHARED VOTING POWER          800,000
         OWNED BY                   --------------------------------------------
         REPORTING                  7.      SOLE DISPOSITIVE POWER             0
         PERSON                     --------------------------------------------
                                    8.      SHARED DISPOSITIVE POWER     800,000
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

         800,000
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES   [   ]
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.2%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

ITEM 1.

     (a)  Name of Issuer:

          Affirmative Insurance Holdings, Inc. (the "Company")

     (b)  Address of Issuer's Principal Executive Offices:

                  4450 Sojourn Drive, Suite 500
                  Addison, Texas 75001

ITEM 2.

     (a)  Name of Person Filing:

          This report is being filed by each of Long Meadow Holdings, L.P., Jonathan W. Old, III, Michael J. Moss, and Long Meadow Investors, LLC.

     (b)  Address of Principal Business Office:

                  1200 High Ridge Road
                  Stamford, CT 06905

     (c)  Citizenship:

          Jonathan W. Old, III and Michael J. Moss are U.S. citizens.
          Long Meadow Holdings, L.P. is a Delaware limited partnership.
          Long Meadow Investors, LLC is a Delaware limited liability company.

     (d)  Title of Class of Securities:

          common stock, $0.01 par value (the "Common Stock")

     (e)  CUSIP Number:

          008272106

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13s-2(b) OR
          (c), CHECK THE STATUS OF THE PERSON FILING:

     (a)  /   /   Broker of dealer registered under section 15 of the Act;
     (b)  /   /   Bank as defined in section 3(a)(6) of the Act;
     (c)  /   /   Insurance company as defined in section 3(a)(19) of the Act;
     (d)  /   /   Investment company registered under section 8 of the
                  Investment Company Act of 1940;
     (e)  /   /   An investment adviser in accordance with aection
                  240.13d-1(b)(l)(ii)(E);
     (f)  /   /   An employee benefit plan or endowment fund in accordance with aection 240.13d-1(b)(1)(ii)(F);

     (g)  /   /   A parent holding company or control person in accordance with aection 240.13d- 1(b)(1)(ii)(G);
     (h)  /   /   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act;
     (i)  /   /   A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment
                  Company Act of 1940;
     (j)  /   /   Group, in accordance with section 240.13d-1((b)(l)(ii)(J)

ITEM 4.   OWNERSHIP:

     Long Meadow Holdings, L.P.
     --------------------------

     (a)  Amount beneficially owned:

          800,000 shares of Common Stock.

     (b)  Percent of class:

                  5.2%

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote:

                  0

          (ii) Shared power to vote or to direct the vote:

                  800,000

          (iii) Sole power to dispose or to direct the disposition of:

                  0

          (iv) Shared power to dispose or to direct the disposition of:

                  800,000

     Jonathan W. Old, III
     --------------------

     (a)  Amount beneficially owned:

                  800,000 shares of Common Stock.

     (b)  Percent of class:

                  5.2%

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote:

                  0

          (ii) Shared power to vote or to direct the vote:

                  800,000

          (iii) Sole power to dispose or to direct the disposition of:

                  0

          (iv) Shared power to dispose or to direct the disposition of:

                  800,000

     Michael J. Moss
     ---------------

     (a)  Amount beneficially owned:

                  889,702 shares of Common Stock

     (b)  Percent of class:

                  5.8%

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote:

                  56,790

          (ii) Shared power to vote or to direct the vote:

                  832,912

          (iii) Sole power to dispose or to direct the disposition of:

                  56,790

          (iv) Shared power to dispose or to direct the disposition of:

                  832,912

     Long Meadow Investors, LLC
     --------------------------

     (a)  Amount beneficially owned:

          800,000 shares of Common Stock.

     (b)  Percent of class:

          5.2%

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote:

                  0

          (ii) Shared power to vote or to direct the vote:

                  800,000

          (iii) Sole power to dispose or to direct the disposition of:

                  0

          (iv) Shared power to dispose or to direct the disposition of:

                  800,000

Long Meadow Holdings, L.P. (the "Partnership") beneficially owns 800,000 shares of Affirmative Insurance Holdings, Inc.'s common stock (the "Company's Common Stock"), which constitutes 5.2% of the Company's Common Stock outstanding. Long Meadow Investors, LLC ("LMI") is the general partner of the Partnership and because it could be deemed to share voting and dispositive power with the Partnership over the 800,000 shares of the Company's Common Stock owned by the Partnership, LMI may be deemed to be the beneficial owner of such Common Stock. LMI disclaims beneficial ownership of all shares of the Company's Common Stock held by other persons.

Jonathan W. Old, III is a managing member of LMI. Because Mr. Old is a managing member of the general partner of the Partnership, and because he could be deemed to share with LMI voting and dispositive power over the 800,000 shares of the Company's Common Stock held by the Partnership, Mr. Old may be deemed to be the beneficial owner of such Common Stock. Mr. Old disclaims beneficial ownership of all shares of the Company's Common Stock held by other persons.

Michael J. Moss is a managing member of LMI. Because Mr. Moss is a managing member of the general partner of the Partnership and shares the responsibilities of managing LMI with Mr. Old, and because he could be deemed to share with LMI and Mr. Old voting and dispositive power over the 800,000 shares of the Company's Common Stock held by the Partnership, Mr. Moss may be deemed to be the beneficial owner of such Common Stock. Mr. Moss is the beneficial owner of 56,790 shares of the Company's Common Stock that he holds personally. Additionally, Mr. Moss' spouse and children hold an aggregate of 32,912 shares of the Company's Common Stock, and because Mr. Moss could be deemed to share with his wife and children voting and dispositive power over the Company's Common Stock held by them, Mr. Moss may be deemed to be the beneficial owner of such Common Stock. Therefore, Mr. Moss may be deemed to be the beneficial owner of an aggregate of 889,702 shares, which constitutes 5.8% of the Company's Common Stock outstanding. Mr. Moss disclaims beneficial ownership of all shares of the Company's Common Stock held by other persons.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL
          PERSON:

               Not Applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not Applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

               Not Applicable.

ITEM 10.  CERTIFICATIONS:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 12, 2007


                        LONG MEADOW HOLDINGS, L.P.

                        By:        Long Meadow Investors, LLC
                                   General Partner of Long Meadow Holdings, L.P.


                        By:        /s/ Jonathan W. Old, III
                                   ------------------------
                                   Jonathan W. Old, III
                                   Managing Member of Long Meadow Investors, LLC


                        LONG MEADOW INVESTORS, LLC

                        By:        /s/ Jonathan W. Old, III
                                   ------------------------
                                   Jonathan W. Old, III
                                   Managing Member


                        /s/ Jonathan W. Old, III
                        ------------------------
                        Jonathan W. Old, III


                        /s/ Michael J. Moss
                        -------------------
                        Michael J. Moss

                                  EXHIBIT INDEX

99.1   AGREEMENT RELATING TO THE FILING OF A JOINT STATEMENT

                                                                    Exhibit 99.1

              AGREEMENT RELATING TO THE FILING OF A JOINT STATEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a statement on Schedule 13G and all amendments thereto with respect to the Common Stock of Affirmative Insurance Holdings, Inc. beneficially owned by each of them, and the inclusion of this Joint Filing Agreement as an exhibit thereto.

Dated: December 12, 2007



                        LONG MEADOW HOLDINGS, L.P.

                        By:        Long Meadow Investors, LLC
                                   General Partner of Long Meadow Holdings, L.P.


                        By:        /s/ Jonathan W. Old, III
                                   ------------------------
                                   Jonathan W. Old, III
                                   Managing Member of Long Meadow Investors, LLC


                        LONG MEADOW INVESTORS, LLC

                        By:        /s/ Jonathan W. Old, III
                                   ------------------------
                                   Jonathan W. Old, III
                                   Managing Member


                        /s/ Jonathan W. Old, III
                        ------------------------
                        Jonathan W. Old, III


                        /s/ Michael J. Moss
                        -------------------
                        Michael J. Moss